Exhibit 99.1

[KPMG Letterhead]

September 30, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for China Medical Technologies, Inc. and, under the date of June 27, 2008, we reported on the consolidated financial statements of China Medical Technologies, Inc. as of and for the years ended March 31, 2007 and 2008, and the effectiveness of internal control over financial reporting as of March 31, 2008. In August 2009, we were dismissed. We have read China Medical Technologies, Inc.’s statements included under Item 16F of its annual report on Form 20-F for the fiscal year ended March 31, 2009, and we agree with such statements contained therein as they relate to KPMG, except that we are not in a position to agree or disagree with China Medical Technologies, Inc.’s stated reason for changing principal accountants. In addition, we are not in a position to agree or disagree with the statements that: 1) the audit committee and board of directors resolved to engage PwC to serve as the independent registered public accounting firm in connection with the audit of China Medical Technologies, Inc.’s consolidated financial statements for the fiscal year ended March 31, 2009; 2) the change was approved by the audit committee and board of directors; 3) PwC was not consulted concerning the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on China Medical Technologies, Inc.’s consolidated financial statements and no written or oral advice was provided by PwC that was an important factor considered by China Medical Technologies, Inc. in reaching a decision as to any accounting, auditing or financial reporting issue, or any matter that was either the subject of a disagreement with us or a “reportable event”; 4) China Medical Technologies, Inc. requested PwC to review the disclosures under Item 16F of its annual report on Form 20-F for the fiscal year ended March 31, 2009; and 5) PwC had no disagreement with the Item 16F disclosure and consequently declined to furnish China Medical Technologies, Inc. with a letter.

Very truly yours,

/S/ KPMG